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                                                                     EXHIBIT 8.3

                          [ARTHUR ANDERSEN LETTERHEAD]

BY FACSIMILE: 001-212-319 6335

Mr. Peter James

Security Capital Group Incorporated
125 Lincoln Avenue
Santa Fe, New Mexico 87501
USA

December 5, 2000

Extension: 99 63 67 (tel.), 99 61 48 (fax)
thomas.schmelzer@de.arthurandersen.com

Dear Peter:

   Reference is made to the Registration Statement on Form S-4 (the "Registration Statement") and the Proxy Statement/Prospectus (the "Proxy Statement/Prospectus") that forms part of the Registration Statement of Security Capital Group Incorporated, a Maryland corporation ("SCGI"), filed with the Securities and Exchange Commission in connection with the proposed purchase by SC Realty Incorporated, a Nevada corporation ("Purchaser"), of all of the stock of Security Capital Holdings S.A., a Luxembourg corporation ("Holdings") from Security Capital U.S. Realty, incorporated in the Grand Duchy of Luxembourg as a Societe d'Investissement a Capital Fixe ("Seller"), pursuant to the Transaction Agreement dated as of September 26, 2000, by and among SCGI, Purchaser, and Seller (the "Transaction Agreement"). As described in the Registration Statement after Purchaser purchases the stock of Holdings from Seller, Seller will liquidate (the "Liquidation") and distribute to its stockholders the cash and Class B common stock of SCGI that constitute the sale proceeds for Holdings, less cash used to satisfy certain obligations of Holdings to its creditors. Any capitalized term used and not defined herein shall have the meaning given to it in the Registration Statement or the appendices thereto.

   We have relied upon the accuracy of the Registration Statement (the "Registration Statement") filed with the Securities and Exchange Commission in connection with the purchase of Holdings and the Joint Proxy Statement-Prospectus (the "Joint Proxy Statement-Prospectus") included therein. Any capitalized term used and not defined herein has the meaning given to it in the Joint Proxy Statement-Prospectus or the appendices thereto (including the Merger Agreement).

   We have also assumed that: (i) the transactions contemplated by the Transaction Agreement will be consummated in accordance therewith and as described in the Joint Proxy Statement-Prospectus (and no transaction or condition found therein and material to this opinion will be waived by any party) and (ii) the Purchase and Sale of Holdings and the Liquidation will be validly consummated in accordance with the applicable law of Luxembourg.

GERMAN TAX CONSIDERATIONS

   The following is a summary of the principal German income tax consequences that may be relevant to German resident individual shareholders of U.S. Realty with respect to the receipt of the Liquidation Proceeds in consideration for U.S. Realty shares or U.S. Realty ADS's in the Liquidation and the ownership and
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disposition of Security Capital Class B common stock acquired in the
Liquidation. This summary is based on German tax law and German tax treaties (conventions for the avoidance of double taxation) and relevant interpretations in effect on the date of this prospectus. This summary is not binding on any tax authority, regulator, court or government agency. Rulings have not been requested. Changes in tax law or treaties or interpretations thereof could materially alter the German tax burden of U.S. Realty shareholders, and no responsibility is taken to update this summary for changes in law or fact. German shareholders should consult their own tax advisors regarding the particular consequences the liquidation of U.S. Realty may have with respect to them. Since no specific provisions exist under German tax law and no clear precedents are available regarding the German tax treatment of a liquidation of a non-German company, any comments made below are based upon our understanding of current German tax law and commentaries.

   The following summary does not address all possible tax consequences relating to an investment in U.S. Realty and does not address the tax consequences applicable to all categories of shareholders (e.g., corporations, tax exempt shareholders), some of which may be subject to special rules. In particular, this summary does not address the tax consequences to any shareholders under non-German tax laws. U.S. federal income tax aspects of a disposal of Security Capital Class B Common Stock are described separately.

 To U.S. Realty Shareholders Who are German Resident Individuals

   This summary is based on the German Income Tax Law as well as applicable tax treaties. Both of the foregoing are subject to change, which could apply retroactively and which could affect the tax consequences described below. It assumes that the German resident individuals own the shares in U.S. Realty and, post-liquidation, the Security Capital Class B common stock as private investments and not business assets. It is noted that, according to a ruling from the "Bundesaufsichtsamt fur das Kreditwesen", U.S. Realty is not a foreign investment fund within the meaning of Sec. 1 para. 1 Aus1InvestmG (German Foreign Investment Fund Law).

CONSEQUENCES OF RECEIPT OF LIQUIDATION PROCEEDS

   Regardless of the application of the Tax Treaty between Germany and Luxembourg, Germany has the right to tax the Liquidation Proceeds received by German shareholders in the transaction.

   The prevailing opinion regarding the liquidation of non-German corporations is that shareholders who receive liquidating proceeds are treated for German tax purposes as if they had recognized a capital gain/loss from the disposal of shares. Accordingly a German shareholder that receives Liquidation Proceeds from U.S. Realty will realize capital gain or loss, respectively.

   German shareholders that do not exceed the participation threshold referenced below should not be subject to German income tax on their receipt of the Liquidation Proceeds. The German income tax should not apply even if the shareholder had a holding period of one year or less with respect to the U.S. Realty shares.

   Shareholders that realize a capital gain on receipt of the Liquidation Proceeds will be taxed if the shareholder (or its predecessor(s) in interest from whom it received the shares without consideration) has had a direct or indirect 10% (or more) interest in U.S. Realty at any time during the 5 year period that precedes the Liquidation. The German Tax Reform Act ("Steuersenkungsgesetz"), generally effective January 1, 2001, will reduce the relevant participation threshold from 10% to 1%. Furthermore, according to the Tax Reform Act, a capital gain from the sale of shares will be subject to taxation on 50% of such gain. It is presently unclear whether the portion of the German Tax Reform Act dealing with capital gains arising from the sale of non-German shares will be effective January 1, 2001 or alternatively January 1, 2002. It is expected that the German Federal Ministry of Finance will issue a decree with regard to this issue. Any taxable capital gain will be included in the calculation of the shareholder's taxable income and will be subject to tax at the shareholder's applicable marginal tax rate. The top rate for 2000 is 51% and for 2001 it is 48.5%. A solitary surcharge is levied at a rate of 5.5% of an individual's income tax liability and church tax, if applicable, is 8% or 9% of income tax liability.
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   Taxable capital gains or losses are calculated by measuring the difference between the fair market value of the Liquidation Proceeds received by the shareholder and the shareholder's acquisition cost of the U.S. Realty shares, less any related expenses incurred by the shareholder in connection with the Liquidation. In the case where only 50% of the capital gains will be taxed depending on the deemed effective date for portions of the German Tax Reform Act the deduction for related expenses will be limited to 50% of costs.

   Shareholders who realize a capital loss on the receipt of the Liquidation Proceeds will only be permitted to deduct the loss for German income tax purposes if the receipt of a capital gain would have been subject to tax, i.e., if the shareholder has met the participation threshold referenced above. However, even if allowable, only 50% of the capital losses could be offset and, then, only (in the same or future years) against corresponding taxable capital gains from the sale, liquidations, or capital redemptions of other Luxembourg corporations.

   Should the Liquidation Proceeds, for whatever reasons, be considered as dividends (by the German tax authorities or tax courts) instead of capital gains/losses, such dividend would be subject to German income tax. Should the transaction be qualified as an exchange of shares or exchange of shares against cash, such transaction would be a deemed sale of shares. Hence, such sale would be subject to German income tax if the German shareholder either realizes a short-term capital gain (within a one year holding period) or exceeds the participation threshold referenced above.

TAXATION TO GERMAN RESIDENT INDIVIDUALS OF OWNERSHIP OF SECURITY CAPITAL CLASS B COMMON STOCK

   The prevailing opinion of commentators is that German shareholders should not be subject to German tax on a subsequent sale of Security Capital Class B common stock provided that the shareholder's combined U.S. Realty and Security Capital Class B common stock holding period exceeds one year and that the shareholder owns less than the participation threshold discussed below and Security Capital stock was received as Liquidation Proceeds.

   German shareholders that will own 10% or more of Security Capital will be subject to tax on the sale of their Security Capital Class B common stock. The applicable participation amount that will subject German shareholders to German income tax on their sale of Security Capital Class B common stock will change to 1% or more after the effective date of the non-German corporation capital gains portion of the German Tax Reform Act. Then, however, only 50% of the gain will be taxable.

   Shareholders who realize a capital loss on the sale of their Security Capital Class B common stock will only be permitted to deduct the loss for German income tax purposes if the receipt of a capital gain would have been subject to tax, i.e., if the shareholder has met the participation threshold referenced above. Unless Security Capital or its subsidiaries are engaged in the active conduct of certain kinds of trade or business, a capital loss could only be offset (in the same or future years) against corresponding taxable capital gains from the sale, liquidation or capital redemption of other U.S. corporations.

   We are furnishing this opinion to you in connection with the Registration Statement and this opinion is not to be relied upon, circulated, quoted or otherwise referred to for any other purpose.

Very truly yours,

Arthur Andersen
Wirtschaftsprufungsgesellschaft
Steuerberatungsgesellschaft mbH

/s/ Metthias Roche  /s/ Thomas Schmelzer
Metthias Roche      ppa. Thomas Schmelzer